Exhibit 99.91

Titan Announces Results of its Annual Shareholders’ Meeting

Gouverneur, NY, August 20, 2025 – Titan Mining Corporation (TSX:TI, OTCQB: TIMCF) (“Titan” or the “Company”) announces that all matters presented for approval at Titan’s annual meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated July 9, 2025, have been approved.

A summary of the results for the election of Titan’s Board of Directors is provided below:

Name of Nominee	Votes For		Votes Against		Votes Withheld
	Number	%	Number	%	Number	%
John Boehner	85,444,409	99.99	-	-	12,001	0.01
Lenard Boggio	78,676,450	92.07	-	-	6,779,960	7.93
William Mulrow	76,691,200	89.74	-	-	8,765,210	10.26
George Pataki	78,676,450	92.07	-	-	6,779,960	7.93
Donald R. Taylor	85,444,409	99.99	-	-	12,001	0.01
Richard Warke	83,459,159	97.66	-	-	1,997,251	2.34

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com